UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                       Pak Mail Centers of America, Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  695810 10 1
                                  ------------
                                 (CUSIP Number)

                               F. Edward Gustafson
                         625 Willowbrook Centre Parkway
                              Willowbrook, IL 60527
                                 (630) 455-4885
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
      Name of Reporting Person:
 1    I.R.S. Identification Number of Above Person:
      Pak Mail Acquisition Corp.    FEIN:  __________________
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------------
      SEC Use Only
 3
-----------------------------------------------------------------------------
      Source of Funds:
 4
      AF
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
-----------------------------------------------------------------------------
      Citizenship or Place of Organization
 6
      Colorado
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of  Shares                           - 0 -
                              ------------------------------------------------
                                                 Shared Voting Power:
   Beneficially Owned by     8
                                               - 0 -
                              ------------------------------------------------
                                                 Sole Dispositive Power
                             9
   Reporting Person                            - 0 -
                              -------------------------------------------------
                                                 Shared Dispositive Power
   With:                     10
                                               - 0 -
-----------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      0
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
        [  ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      0
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      CO
------------------------------------------------------------------------------

 CUSIP NO. 695810 10 1
 -----------------------------------------------------------------------------
      Name of Reporting Person:
 1    I.R.S. Identification Number of Above Person:
      Pak Mail Investment Partnership L.P.       FEIN: 36-3710423
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      AF
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      Delaware
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                        2,404,464               62.01%
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by                       - 0 -
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
   Reporting Person                        2,404,464               62.01%
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
   With                                        - 0 -
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      2,404,464
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      62.01%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
      Name of Reporting Person:
 1    I.R.S. Identification Number of Above Person:
      Norcross Partners L.P.                FEIN: 36-4122318
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      AF
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      Delaware
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                            - 0 -
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by
                                            3,877,737              100.0%
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
   Reporting Person                             - 0 -
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
   With                                     3,877,737              100.0%
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      3,877,737
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      100.0%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
     Name of Reporting Person:
 1   I.R.S. Identification Number of Above Person:
     Norcross Corporation                      FEIN: 36-4122317
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      AF
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      Delaware
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                            - 0 -
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by                    3,877,737              100.0%
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
   Reporting Person                             - 0 -
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
   With                                     3,877,737              100.0%
------------------------------------------------------------------------------

     Aggregate Amount Beneficially Owned by Reporting Person:
11
      3,877,737
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      100.0%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
      Name of Reporting Person:
 1    I.R.S. Identification Number of Above Person:
      D.P. Kelly & Associates, L.P. FEIN: 36-3611802
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      WC
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      Delaware
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                        1,473,273               37.99%
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by                       - 0 -
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
   Reporting Person                        1,473,273                37.99%
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
   With                                        - 0 -
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      1,473,273
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      37.99%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
      Name of Reporting Person:
 1    I.R.S. Identification Number of Above Person:
      C&G Management Company, Inc.        FEIN: 36-3609057
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      WC
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      Delaware
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                            - 0 -
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by                   3,877,737               100.0%
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
   Reporting person                            - 0 -
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
   With                                    3,877,737               100.0%
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      3,877,737
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      100.0%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
      Name of Reporting Person:
 1    Donald P. Kelly

------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      PF, AF
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      USA
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                            - 0 -
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by                   3,877,737               100.0%
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
   Reporting Person                            - 0 -
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
   With                                     3,877,737              100.0%
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      3,877,737
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      100.0%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
      Name of Reporting Person:
 1    F. Edward Gustafson
------------------------------------------------------------------------------
      Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      PF, AF
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      USA
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                            - 0 -
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by                   3,877,737               100.0%
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
   Reporting Person                            - 0 -
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
   With                                    3,877,737               100.0%
-----------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      3,877,737
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      100.0%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
     Name of Reporting Person:
 1   J. S. Corcoran
    --------------------------------------------------------------------------
     Check the appropriate Box if a Member of a Group
 2                                                             (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Source of Funds:
 4
      PF, AF
------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 5
------------------------------------------------------------------------------
      Citizenship or Place of Organization:
 6
      USA
------------------------------------------------------------------------------
                                                 Sole Voting Power:
                             7
   Number of Shares                            - 0 -
                              ------------------------------------------------
                                                 Shared Voting Power:
                             8
   Beneficially Owned by                   3,877,737               100.0%
                              ------------------------------------------------
                                                 Sole Dispositive Power:
                             9
    Reporting Person                           - 0 -
                              ------------------------------------------------
                                                 Shared Dispositive Power:
                             10
       With                                3,877,737               100.0%
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person:
11
      3,877,737
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
12
      [   ]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11):
13
      100.0%
------------------------------------------------------------------------------
      Type of Reporting Person:
14
      IN
------------------------------------------------------------------------------

This Amendment No. 1 amends the Schedule 13D filed on January 10, 2003 (the "Original 13D") relating to the shares of Common Stock, par value $0.001 per share ("Common Stock") of Pak Mail Centers of America, Inc. ("Pak Mail" and the "Issuer"). The purpose of this Amendment No. 1 is to reflect the changes in beneficial ownership of Common Stock due to the completion of the merger of Pak Mail into Pak Mail Acquisition Corp. ("Acquisition Corp.") contemplated in Item 4 of the original Schedule 13D (the "Merger"). This Amendment No. 1 terminates the filing obligations of Acquisition Corp., because the existence of Acquisition Corp. is discontinued as a result of the Merger.

The securities and Issuer are stated in Item 1 of the Original 13D. The identity and background of the Reporting Persons is stated in Item 2 and Exhibit A of the Original 13D. Other contracts, arrangements, understandings or relationships with respect to the Issuer are stated in Item 6 of the Original 13D. Material to be filed as exhibits is stated in Item 7 of the Original 13D. Items 3, 4 and 5 are hereby amended and restated, as follows.

Item 3. Source and Amount of Funds or Other Consideration.

The investment activities of the Reporting Persons with respect to securities of Pak Mail are set forth in Item 4 of the Original 13D. Donald P. Kelly ("Kelly"), Edward Gustafson ("Gustafson"), and J.S. Corcoran ("Corcoran") used personal funds for the investments that each of them made individually. D. P. Kelly & Associates, L.P. ("D.P. Kelly & Associates") and C&G Management Company, Inc. ("C&G Management Company") used their respective working capital for investments made by them. Pak Mail Investment Partnership L.P. ("PMIP"), Norcross Partners L.P. ("Norcross Partners") and Norcross Corporation ("Norcross Corp.") used funds contributed by their respective partners or stockholders, as the case may be, for investments made by them.

With respect to the Merger, PMIP has contributed 2,404,464 shares of Common Stock to Acquisition Corp. and D. P. Kelly & Associates has contributed 492,814 shares of Common Stock to Acquisition Corp. Acquisition Corp. has obtained the other funds necessary to complete the Merger from capital contributions made by
D. P. Kelly & Associates from its working capital.

Item 4. Purpose of Transaction

The purpose of the Merger was to consummate a going private transaction whereby PMIP and D.P. Kelly & Associates own all of the outstanding common shares of Pak Mail.

On May 12, 2003, at a special meeting of stockholders, the Merger was approved by a majority of all outstanding shares of Common Stock. The Merger became effective on May 12, 2003 (the "Effective Time") upon the filing of the Articles of Merger with the Colorado Secretary of State.

As a result of the Merger, Acquisition Corp. was merged with and into Pak Mail, the separate corporate existence of Acquisition Corp ceased and Pak Mail continues as the surviving corporation. Each share of Common Stock, issued and outstanding immediately prior to the Effective Time, was converted into and became the right to receive $0.0516 per share. Each share of Common Stock issued and outstanding immediately prior to the Effective Time that was owned by Acquisition Corp. has been cancelled and extinguished. Each issued and outstanding share of Series C preferred stock, without par value, of Pak Mail, has become one issued and outstanding share of Series C preferred stock, without par value, of the surviving corporation. Each share of common stock of Acquisition Corp. issued and outstanding immediately prior to the Effective Time has been converted into and has become one share of common stock of the surviving corporation and constitutes the only outstanding shares of common stock of the surviving corporation.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons hold the following securities of Pak Mail.

  Reporting Persons                    Common                 (%)                Series C                 Notes
  -----------------                    ------                 ---                --------                 -----
                                        Stock                                   Preferred Stock
                                        -----                                   ---------------

Pak Mail Acquisition Corp.               None                   -                     None                  None

Pak Mail Investment                   2,404,464              62.01%                1,216.668                None
Partnership L.P.

Norcross Partners L.P.                   None                   -                     None                  None

Norcross Corporation                     None                   -                     None                  None

D.P. Kelly &                          1,473,273              37.99%                  1,000                $400,000
Associates, L.P.

C&G Management                           None                   -                     None                  None
Company, Inc.

Donald P. Kelly                          None                   -                     None                  None

F. Edward Gustafson                      None                   -                     None                  None

J. S. Corcoran                           None                   -                     None                  None
                                     ------------         -------------          -------------          ------------
Total                                  3,877,737              100.0%               2,216.668              $400,000

Norcross Partners is the general partner of PMIP, and Norcross Corp. is the general partner of Norcross Partners. Kelly and Gustafson are executive officers and directors of, and Kelly, Gustafson and Corcoran own the entire equity interest in, Norcross Corp. Kelly's ownership interest is held through his revocable trust. As a result of the control exercised by Kelly, Gustafson and Corcoran over Norcross Corp., the control exercised by Norcross Corp. over


Norcross Partners and the control exercised by Norcross Partners over PMIP, each of Kelly, Gustafson, Corcoran, Norcross Corp. and Norcross Partners may be deemed to share the beneficial ownership of the Common Stock owned by PMIP.

C&G Management is the general partner of D.P. Kelly & Associates. Kelly and Gustafson are executive officers and directors of, and own the entire equity interest in, C&G Management. Kelly's ownership interest is held through his revocable trust. As a result of the control exercised by Kelly and Gustafson over C&G Management and the control exercised by C&G Management over D.P. Kelly & Associates, each of Kelly, Gustafson and C&G Management may be deemed to share the beneficial ownership of the Common Stock owned by D. P. Kelly & Associates.

As of the date hereof, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, and of the other persons listed in Appendix A of the Original 13D owns any shares of Common Stock, except for the ownership of Common Stock described herein.

(c) During the last sixty days, except for the transactions described in this filing, there have not been any transactions by the Reporting Persons with respect to the Common Stock.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by such Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003

                                            PAK MAIL ACQUISITION CORP.


                                            By:  /s/  F. Edward Gustafson
                                               --------------------------------
                                                Name: F. Edward Gustafson
                                                Title: President



                                            PAK MAIL INVESTMENT PARTNERSHIP L.P.


                                            By:  Norcross Partners L.P.
                                                 its General Partner


                                            By:  Norcross Corporation,
                                                 its General Partner


                                            By:  /s/  F. Edward Gustafson
                                               --------------------------------
                                                Name: F. Edward Gustafson
                                                Title: Executive Vice President



                                            NORCROSS PARTNERS L.P.


                                            By:  Norcross Corporation,
                                                 its General Partner


                                            By:  /s/  F. Edward Gustafson
                                               --------------------------------
                                                Name: F. Edward Gustafson
                                                Title: Executive Vice President

                                       NORCROSS CORPORATION


                                       By:  /s/  F. Edward Gustafson
                                               --------------------------------
                                          Name:  F. Edward Gustafson
                                          Title: Executive Vice President



                                       D.P. KELLY & ASSOCIATES, L.P.


                                       By:  C&G Management Company, Inc.,
                                            its General Partner


                                       By:  /s/  F. Edward Gustafson
                                          -------------------------------------
                                          Name:  F. Edward Gustafson
                                          Title: Executive Vice President



                                       C&G MANGEMENT COMPANY, INC.


                                       By:  /s/  F. Edward Gustafson
                                          -------------------------------------
                                          Name:  F. Edward Gustafson
                                         Title:  Executive Vice President


                                       /s/  Donald P. Kelly
                                       ----------------------------------------
                                            Donald P. Kelly


                                       /s/  F. Edward Gustafson
                                       ----------------------------------------
                                            F. Edward Gustafson


                                       /s/  J. S. Corcoran
                                       ----------------------------------------
                                            J. S. Corcoran